United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On July 07th, 2017, at 09:30am, met, extraordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman (by conference call), Dan Conrado (by conference call), Marcel Juviniano Barros, Eduardo Refinetti Guardia (by conference call), Denise Pauli Pavarina (by conference call), Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, Lucio Azevedo (by conference call); and the alternate Mr. Yoshitomo Nishimitsu, and also Mr. Clovis Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “ELECTION AND ATTRIBUTIONS OF EXECUTIVE OFFICER — The Board of Directors approved, with the assent of the Executive Development Committee, according to indication of the Chief Executive Officer, as per article 26, paragraph 1, of the By-Laws, the election of Mr. LUIZ EDUARDO FRÓES DO AMARAL OSORIO, Brazilian, married, lawyer, bearer of the Identity card OAB/RJ #100214, enrolled at CPF/MF under number 026.000.007-80, with commercial address at Rua Almirante Guilhem 378, at the City of Rio de Janeiro, RJ, as Executive Officer responsible for Sustainability and Institutional Relations of Vale, responsible for the areas of Sustainability, Institutional Relations and Communication of Vale. The Executive Officer elected herein for the period of 07.26.2017 to 05.26.2017 has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). (…) Therefore, the Executive Board of Vale will be constituted by the Messrs. (i) Fabio Schvartsman, as Chairman; (ii) Clovis Torres Junior, as Executive Officer and General Counsel (iii) Gerd Peter Poppinga, as Executive Officer of Ferrous Minerals and Coal; (iv) Jennifer Anne Maki, as Executive Officer of Base Metals; (v) Luciano Siani Pires, as Executive Officer of Finance and Investor Relations; and (vi) Luiz Eduardo Fróes do Amaral Osorio, Executive Officer of Sustainability and Institutional Relations.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 14th July, 2017.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 28, 2017		Director of Investor Relations